EXHIBIT 11.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

For the Three Months Ended March 31, 2005 and 2004
(Dollars in Thousands, Except Per Share Data)

	Three Months Ended
	March 31
	2005	2004
Earnings (loss) from continuing operations	$8,300	$(3,893)
Loss on discontinued operations	(1,223)	(2,652)

Net earnings (loss)	$7,077	$(6,545)

Reconciliation of denominators for basic and diluted earnings per share computations:
Basic weighted average number of common shares	47,061,842	48,332,774
Effect of dilutive employee and director awards	676,154	—

Diluted weighted average number of common shares and assumed conversions*	47,737,996	48,332,774

Net earnings (loss) per common share:
Basic from continuing operations	$0.18	$(0.08)
Discontinued operations	(0.03)	(0.06)

	$0.15	$(0.14)

Diluted from continuing operations	$0.17	$(0.08)
Discontinued operations	(0.02)	(0.06)

	$0.15	$(0.14)

*	For the quarter ended March 31, 2004, the weighted-average number of shares outstanding is the same for basic and diluted loss per share as the effect of assuming conversion of potential common shares is antidilutive.